

August 17, 2022

Daniel Wong
Chief Executive Officer and Chief Financial Officer
Bridgetown Holdings Ltd
c/o 38/F Champion Tower
3 Garden Road, Central
Hong Kong

> **Re: Bridgetown Holdings Ltd**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 28, 2022**
> **File No. 001-39623**

Dear Mr. Wong:

We have reviewed your August 12, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

General

1. We note your response that indicates your Sponsor may have substantial ties to non-U.S. persons. Please revise your proposed risk factor disclosure in future filings to include the substance provided in your response letter, so that investors have necessary context to assess the risk you disclose.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Daniel Wong
Bridgetown Holdings Ltd
August 17, 2022
Page 2

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lijia Sanchez, Esq.